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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2001

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F [X]        Form 40-F [ ]
                                    ___                  ___

                  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                   Yes         No  X
                                                       ___        ___

                  If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________.

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                                   CELANESE AG


         On February 22, 2001 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a press release relating to the key figures from the Consolidated Financial Statements for 2000 and the payment of a dividend, which release is attached as
         Exhibit 99.1 hereto and incorporated by reference herein.


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                                    EXHIBITS


         Exhibit  No.                Exhibit
         -----------                 -------

            99.1 Press release dated February 22, 2001 relating to the key figures from the Consolidated Financial Statements for 2000 and the payment of a dividend


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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CELANESE AG
                                  (Registrant)

                                  By:/s/ P. W. Premdas
                                     ---------------------------------
                                  Name : Perry W. Premdas
                                  Title: Member of the Management Board
                                         (Chief Financial Officer)


Date: February 22, 2001





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                                 EXHIBIT INDEX

         Exhibit  No.                Exhibit
         -----------                 -------

            99.1 Press release dated February 22, 2001 relating to the key figures from the Consolidated Financial Statements for 2000 and the payment of a dividend